Mail Stop 4561

June 9, 2009

Mr. David L. Piazza
Chief Financial Officer
QuadraMed Corporation
12110 Sunset Hills Road, Suite 600
Reston, VA 20190

> **Re:** **QuadraMed Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 001-32283**

Dear Mr. Piazza:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 2

General

1. You indicate in your risk factor disclosure that you are "materially reliant" on third-party licenses for certain technology used to develop and operate your products. We were unable, however, to locate a discussion of these licenses in the business section. To the extent your business is materially dependent on these licenses, the agreements and their material terms should be discussed in the

business disclosure. Please advise. In addition, it appears that you have not filed as exhibits to your Form 10-K any of these license agreements, other than the agreements with InterSystems Corporation that are filed as Exhibits 10.25 and 10.26. Please provide us with your analysis, in quantified terms if possible, as to whether you are required to file any other of your third-party licenses as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

2.   We note the disclosure on page 7 and elsewhere in your filing relating to business conducted by the company in foreign countries. However, we are unable to locate in your Form 10-K the disclosure called for by Item 101(d)(i) of Regulation S-K relating to revenues attributed to external customers by geographic area. Please advise.

Customers, page 8

3.   You disclose that sales to The County of Los Angeles accounted for 12% and 14% of your total revenues for fiscal 2007 and 2008, respectively, but you do not appear to have disclosed the material terms of your contractual arrangements with this significant customer. In your response letter, please describe your arrangements with The County of Los Angeles and confirm that you will provide conforming disclosure in future filings; or advise.

4.   Further, we note that you have not filed as exhibits to your Form 10-K any agreements with The County of Los Angeles or with the Department of Veteran Affairs, the latter of which you disclose accounted for 18% and 19% of your total revenues for fiscal 2007 and 2008, respectively. Please provide us your analysis as to why you apparently believe you are not required to file your agreements with these significant customers as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 29

5.   In the interest of providing readers with a better insight into management's considerations and judgments in accounting for goodwill, please refer to Section V of Interpretive Release 33-8350 and tell us how you considered disclosure of the following:

- How you determined the reporting unit level at which you test goodwill for impairment;

- The valuation methodology used to determine reporting unit and goodwill valuation;
- If multiple valuation approaches are used, include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
- If multiple valuation approaches are used, how you weight each of the methods used including the basis for that weighting;
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
- How the assumptions and methodologies used for evaluating goodwill impairment in the current year have changed since the prior year highlighting the impact of any changes.

6. Your disclosure indicates that the "determination of fair value of the identifiable net assets acquired is determined based upon a third-party valuation and evaluation of other factors." Please describe the nature and extent of the third party valuation firm's involvement in the determination of the fair value of these assets and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations at *http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm* for guidance.

Item 9A. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 48

7. We note the disclosure that your management, including your chief executive officer and chief financial officer, conducted an evaluation "to ensure that information [you] are required to disclosure in reports that [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms," and that your CEO and CFO concluded that your disclosure controls and procedures were effective as of the date of such evaluation. We note the same disclosure in your Form 10-Q for the quarterly period ended March 31, 2009. In your response letter, please confirm, if true, that your officers evaluated and concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of

disclosure controls and procedures, please include the entire definition as set forth in Rule 13a-15(e) under the Exchange Act.

8.   We note your disclosure at the bottom of page 48 stating that disclosure controls and procedures cannot "provide absolute assurance of achieving financial reporting objectives because of their inherent limitations." In your response letter, please confirm, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by your Form 10-K. In addition, ensure that future reports clarify whether your CEO and CFO have concluded that the controls and procedures are effective at that reasonable assurance level. In the alternative, you may omit from future filings the reference to the level of assurance of your disclosure controls and procedures, as we note you have done in your Form 10-Q for the quarter ended March 31, 2009. Please see Section II.F.4 of SEC Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A, filed on April 30, 2009)

Compensation Discussion and Analysis

Company Compensation Structure, page 18

9.   Please ensure that you provide all of the information required by Item 407(e)(3)(iii) of Regulation S-K with respect to the compensation consultants engaged to assist in determining the amount and form of compensation for your executive officers, as discussed in this section. For example, identify in your response letter and in future filings the compensation consulting firms whose services you have utilized in this manner.

Cash Bonuses, page 19

10.   It appears from your disclosure that certain corporate performance targets were material to QuadraMed's executive compensation policies and decision-making processes for fiscal 2008, in particular its determination of cash bonuses paid to named executive officers pursuant to your 2008 Incentive Compensation Plan. However, you have not provided quantitative disclosure of the specific targets for net income, revenue and sales bookings that were used to determine 2008 cash bonuses under the plan for your named executive officers. It appears that you have not provided quantitative disclosure of the terms of these performance targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K. In your response letter, please confirm, if true, that the target information was omitted on

this basis and that you have a competitive harm analysis that supports your reliance on that instruction; or advise.

Executive Compensation

Payments upon Termination and Change in Control

Severance Provisions for Named Executive Officers, page 35

11.   It is unclear from the disclosure in your definitive proxy statement and other filings whether your former CEO Mr. Hagen was "involuntarily terminated," as that term is defined in his employment agreement, such that he was contractually entitled to receive certain severance benefits upon termination of his employment agreement on March 25, 2009, or whether the company provided him with severance benefits that it was not contractually obligated to provide. In this regard, we note the disclosure in this section of your proxy statement of the consideration and benefits that Mr. Hagen "would have received" under the terms of his employment agreement if his service was involuntarily terminated. We note disclosure in other filings that similarly suggests that Mr. Hagen may not have been involuntarily terminated; for example, the press release and conference call transcript provided as exhibits to your Form 8-K filed on May 12, 2009, refer to Mr. Hagen's "resignation." However, the Separation and Release Agreement between the company and Mr. Hagen provided as an exhibit to your Form 8-K filed on March 30, 2009, states that Mr. Hagen's termination constitutes an involuntary termination, as defined in his employment agreement. Please advise regarding these seemingly inconsistent disclosures. Tell us whether the company was contractually obligated to provide the severance benefits granted to Mr. Hagen upon his termination, and if not, why it nonetheless elected to do so.

Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated from Definitive Proxy Statement on Schedule 14A, filed on April 30, 2009)

Certain Relationships and Related Transactions, page 45

12.   You disclose that the company's Board Approval Policy requires approval of "all related-party transactions, as that term is defined by GAAP (including a series of similar or related transactions)." Please advise, and disclose in future filings, whether this policy applies to all transactions with related persons within the meaning of Item 404(a) of Regulation S-K. Please also ensure that you provide all of the disclosure required by Item 404(b)(1) of Regulation S-K with respect to your policy for approval of transactions with related persons, including, for example, a description of the standards to be applied pursuant to your policy.

13.   In addition, we note the following disclosure: "Since January 1, 2008, no
       reportable related-party transactions have occurred nor is any such transaction
       currently proposed." Please confirm, if true, that this statement applies to
       transactions with related persons within the meaning of Item 404(a) of Regulation
       S-K, in light of the reference in this section of your filing to the GAAP definition
       of "related-party transactions."

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Quadramed Corporation and Basis of Presentation

Financial Statement Presentation and Principles of Consolidation, page F-8

14.   Your disclosures indicate that you have retroactively restated earnings per share
       information in the Statement of Operations to reflect the reverse spilt but the per
       share and shares outstanding data in your Balance Sheet and Statement of
       Stockholder's Equity have not been retroactively restated. Please explain your
       basis for not retroactively restating the per share and shares outstanding data in
       the Balance Sheet and Statement of Stockholder's Equity.

Note 3. Summary of Significant Accounting Policies

Goodwill, Page F-12

15.   Please tell us more about your goodwill impairment testing as of December 31,
       2008. In this regard, we note that your market capitalization was significantly
       below your net book value at December 31, 2008. Considering that you have
       only one reporting unit, this information appears to contrast with the results of
       your testing. Please explain to us, in detail, how your tests were performed in
       compliance with SFAS 142 and how the significant difference between market
       capitalization and book value was considered when applying paragraph 23 of
       SFAS 142.

Note 22. Major Customers, page F-32

16.   Please tell us your consideration of disclosing total revenues related to federal
       government contracts during the periods presented. In this regard, we note that
       paragraph 39 of SFAS 131 indicates that the federal government would be
       considered a single customer.

Note 23. Income Taxes, page F-32

17.   We note your reconciliation of unrecognized tax benefits on page F-36. Please tell us whether the amounts disclosed represent gross or net amounts. In this regard, we note that paragraph 21(a) of FIN 48 requires disclosure of the gross amount of increases and decreases in unrecognized tax benefits as a result of tax positions taken during a prior period and those taken in the current period. See also the example disclosure in paragraph A33 of FIN 48.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483, or if you need further assistance, to Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.   If you thereafter require assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief